# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Calumet, Inc. /DE, CIK 0002013745
CUSIP: 131428104
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1060 N CAPITOL AVE, SUITE 6-401, INDIANAPOLIS, Indiana (IN), 46204
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001386929

## Reporting persons
- Adams Asset Advisors, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Texas (TX); sole voting power 3,721,215; shared voting power 1,529,945; sole dispositive power 5,251,160; shared dispositive power 0; aggregate amount beneficially owned 5,251,160 (6.1% of the class)
  Comment: Common stock represented in rows 5 through 9 and 11 above were previously common units of Calumet Specialty Products Partners, L.P., which were terminated in full pursuant to a corporate reorganization and exchanged for common stock of Calumet, Inc.

## Item 1. Issuer
Name of issuer: Calumet, Inc. /DE
Address of issuer's principal executive offices: 1060 N CAPITOL AVE, SUITE 6-401, INDIANAPOLIS, INDIANA, 46204

## Item 2. Person Filing
Name of person filing: Adams Asset Advisors, LLC
Address of principal business office or, if none, residence:
10670 N Central Expwy #470
Dallas, Texas 75231
Citizenship: Dallas, Texas USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 5251160
Percent of class: 6.11
Sole power to vote or to direct the vote: 3721215
Shared power to vote or to direct the vote: 1529945
Sole power to dispose or to direct the disposition: 5251160
Shared power to dispose or to direct the disposition: 0

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Clients advised by Adams Asset Advisors, LLC have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities. No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, a number of the shares which represents more than five percent of the number of shares outstanding.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Adams Asset Advisors, LLC: Steven Adams, Owner (02/13/2025)